                                   SCHEDULE 13G/A
                                  (Amendment No. 9)


                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                      Under the Securities Exchange Act of 1934


                            Ecology and Environment, Inc.
                                  (Name of Issuer)

                                 Class A Common Stock
                  (Class B Common Stock is Convertible into Class A
                        Common Stock on a one for one basis)
                           (Title of Class of Securities)


                                    278878 10 3
                                   (CUSIP Number)

          Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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          CUSIP NO.: 278878 10 3

          1)  Name of Reporting Persons

              Gerald A. Strobel

          2)  Check the Appropriate Box if a Member of a Group.

                                   Not Applicable

          3)  Securities and Exchange Commission use only


          4)  Citizenship or Place of Organization.

              United States

            NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

          5)  Sole Voting Power		     Class A(1)     Class B(2)
          	    	 		     240,241        240,241

          6)  Shared Voting Power	     Class A        Class B
          	    	 		       -0-            -0-

          7)  Sole Dispositive Power 	     Class A        Class B
          	    	 		      21,171         21,171

          8)  Shared Dispositive Power(3)    Class A(1)     Class B(2)
          	    	 		     219,070        219,070

               (1) Class B Stock is convertible into Class A Stock on a one for one basis.

               (2) Includes 21,171 shares of Class B Common Stock owned in equal amounts by Mr. Strobel as custodian for each of his three children as to which he disclaims beneficial ownership. Does not include any other shares of Class B Common Stock owned by Mr. Strobel's children.

               (3)  Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald
                    L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of an aggregate of 1,274,018 shares Class B Common Stock owned by them, certain members of their families and a former spouse. The Agreement provides that prior to accepting a bona fide offer to purchase all or any part of those shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.
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          9)  Aggregate Amount Beneficially Owned by Reporting Person:

              	    	 Class A	     Class B

          	    	 240,241	     240,241


          10) 	    Check box if the aggregate amount in Row 9 excludes
               	    certain shares. | |


          11)       Percent of Class Represented by Amount in Row 9:


          	    	 Class A	     Class B
          	    	 Common Stock	     Common Stock

          	    	 10.2%		     13.1%


          12)  Type of Reporting Person:

          	    Individual


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                         SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.

                                    Schedule 13G

                      Under the Securities Exchange Act of 1934

          Item 1(a):       Name of Issuer:

                    	   Ecology and Environment, Inc.

          Item 1(b):	   Address of Issuer's Principal Executive Offices:

          	    	   368 Pleasant View Drive, Lancaster, New York

          Item 2(a):   	   Name of Person Filing:

          	    	   Gerald A. Strobel

          Item 2(b):       Address of Principal Business Office:

          	    	   368 Pleasant View Drive, Lancaster, New York

          Item 2(c):       Citizenship:

          	    	   United States

          Item 2(d):       Title of Class of Securities:

                           Class A Common Stock (Class B Common Stock isconvertible into Class A Stock on a one for one basis)

          Item 2(e):       CUSIP Number:

          	           278878 10 3

          Item 3:   	   Not Applicable

          Item 4(a):       Amount Beneficially Owned:(1)(2)(3)(4)(5)(6)

          	           Class A         Class B

          	    	   240,241         240,241

          Item 4(b):       Percent of Class:

                           Class A         Class B

          	     	    10.2%           13.1%
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          Item 4(c)(i):	   Sole Power to Vote or to direct the vote -

          	           Class A         Class B

          	    	   240,241         240,241


          Item 4(c)(ii):   Shared Power to Vote or to direct the vote -

          	    	   Class A         Class B

          	    	    - 0 -           - 0 -

          Item 4(c)(iii):  Sole Power to dispose or to direct the
                           disposition of -

          	    	   Class A         Class B

          	           21,171          21,171

          Item 4(c)(iv): Shared Power to dispose or to direct the disposition of -

          	    	   Class A         Class B

          	    	   219,070         219,070
          _______________

          (1)	    Class B Stock is convertible into Class A Stock on a
                    one for one basis.

          (2)	    The Filing Person is deemed to be the beneficial owner
                    of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder. Moreover, the table does not give effect to any shares of Class A Common Stock that may be issued pursuant to the Company's Incentive Stock Option Plan, none of which have been granted to the Filing Person.

          (3)  	    Does not include 49,932 shares (19,475 shares of Class
                    A Commons Stock and 30,457 shares of Class B Common
                    Stock) owned by the Company's Defined Contribution Plan
                    of which Messrs. Gerhard J. Neumaier, Frank B.
                    Silvestro, Ronald L. Frank, and Gerald A. Strobel
                    constitute four of five Trustees.
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          (4)	    Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald
                    L. Frank and Gerald A. Strobel entered into a
                    Stockholders' Agreement in 1970 which governs the sale of an aggregate of 1,274,018 shares Class B Common
                    Stock owned by them, certain members of their families and a former spouse. The Agreement provides that prior to accepting a bona fide offer to purchase all or any part of those shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

          (5)	    There are 2,117,947 shares of Class A Common Stock
          	    outstanding and 1,835,183 shares of Class B Common Stock outstanding as of December 31, 1996.

          (6)	    Includes 21,171 shares of Class B Common Stock owned in
                    equal amounts by Mr. Strobel as custodian for each of his three children as to which he disclaims beneficial ownership. Does not include any other shares of Class B Common Stock owned by Mr. Strobel's children.


          Item 5:        Ownership of Five Percent or Less of a Class:

          	    	 Not Applicable


          Item 6:        Ownership of More than Five Percent on Behalf of
                         Another Person:

          	    	 Not Applicable


          Item 7:   	 Identification and Classification of the
                         Subsidiary Which Acquired the Security Being
                         Reported on By the Parent Holding Company:

          	    	 Not Applicable

          Item 8: Identification and Classification of Members of the Group:

          	         Not Applicable

          Item 10:       Certification:

          	         Not Applicable

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          Signature:     After reasonable inquiry and to the best
                         of my knowledge and belief, I certify
                         that the information set forth in this
                         statement is true, complete and correct.

          Date:          February 7, 1997

          Signature:     /s/ Gerald A. Strobel

          Name/Title:    Gerald A. Strobel, Executive Vice President
          	    	 of Technical Services and Director